July 30, 2025

Ruairi Regan

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC Offering Statement on Form 1-A Filed July 22, 2025 File No. 024-12642

Dear Mr. Regan:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 9:00 a.m., Eastern Time, on Monday, August 4, 2025, or as soon thereafter as possible.

Sincerely, IRON BRIDGE MORTGAGE FUND, LLC
By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Chief Executive Officer